Exhibit A

Operating Expense Limits

As Amended: August 25, 2017

Fund	Operating Expense Limit
US Market Rotation Strategy ETF	0.95%
EcoLogical Strategy ETF	0.95%
Strategy Shares Nasdaq 7 HANDL™ Index ETF	0.95%

STRATEGY SHARES

By: _/s/ Stephen P. Lachenauer_______

Print Name: Stephen P. Lachenauer

Title: Trustee

RATIONAL ADVISORS, INC.

By: _/s/ Jerry Szilagyi___________

Print Name: Jerry Szilagyi

Title: President